U.S. RARE EARTHS, INC.

5600 Tennyson Parkway, Suite 240

Plano, Texas 75024

July 15, 2015

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	U.S. Rare Earths, Inc.
Registration Statement on Form S-1
Originally Filed May 14, 2014
File No. 333-195953

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), U.S. Rare Earths, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-195953), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 14, 2014.

The Registrant has decided at this time not proceed with such voluntary registration.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Sichenzia Ross Friedman Ference LLP, Attn: Jeffrey Fessler, 61 Broadway, 32nd Floor, New York, NY 10006, facsimile number (212) 202-7735.

If you have any questions with respect to this matter, please contact Jeffrey Fessler at (212) 930-9700.

U.S. RARE EARTHS, INC.

By:	/s/ Kevin Cassidy
Kevin Cassidy
Chief Executive Officer